SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-153669) and on Form F-3 (Files No. 333-173375 and 333-174278).

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

On July 13, 2011, Prana Biotechnology Limited (the “Company”)  entered into an At - The - Market Issuance Sales Agreement (the “Agreement”) with McNicoll, Lewis & Vlak LLC, as sales agent ("MLV"), to create an at-the-market equity program under which the Company from time to time may sell up to an aggregate of 50,000,000  ordinary shares, represented by up to an aggregate of 5,000,000 American Depositary Shares, or ADSs, from time to time through MLV, having an aggregate offering price of up to $50 million.

Subject to the terms and conditions of the Agreement, MLV will use its commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions. The Company has provided MLV with customary indemnification rights, and MLV will be entitled to a commission at a fixed commission rate of 3.0% of the gross sales price per shares sold.

Sales of the ADSs, if any, under the Agreement may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made by means of ordinary brokers’ transactions, including on the NASDAQ Capital Market, at market prices or as otherwise agreed with MLV. The Company has no obligation to sell any of the ADSs, and may at any time suspend offers under the Agreement or terminate the Agreement.

The ADSs will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form S-3 (File No. 333-174278). On May 17, 2011, the Company filed a base Prospectus and on July 13, 2011, filed a Prospectus Supplement relating to the offering with the Securities and Exchange Commission. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state.

The Agreement is filed as Exhibit 1.1 to this Report. The description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement filed herewith as an exhibit to this Report.

The opinion of the Company’s counsel regarding the validity of the Ordinary shares that will be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

Exhibits

1.1	Sales Agreement with McNicoll, Lewis & Vlak LLC.

5.1	Opinion of Quinert Rodda & Associates Pty Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Chief Executive Officer

Date: July 13, 2011

EXHIBIT INDEX

Exhibit No.	Description

1.1	Sales Agreement with McNicoll, Lewis & Vlak LLC.

5.1	Opinion of Quinert Rodda & Associates Pty Ltd.